UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ________________

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO
         __________

                       COMMISSION FILE NUMBER ___________


                             Pure Technologies Ltd.
                             ----------------------
             (Exact Name of Registrant as specified in its charter)


                                 Not Applicable
                                 --------------
                 (Translation of Registrant's name into English)


                           Province of Alberta, Canada
                           ---------------------------
                 (Jurisdiction of incorporation or organization)


                           1050, 340 - 12th Avenue, SW
                           ---------------------------
                        Calgary, Alberta, Canada T2R 1L5
                        --------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

    Title of each Class:        Name of each exchange on which registered:
             NONE                                NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                      Common Shares, no par value per share
                      -------------------------------------
                                 Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      NONE
                                 Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of September 30, 2000: 12,490,667 Common Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 YES [_] NO [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]             Item 18 [_]

Except as otherwise noted, all dollar amounts are presented in Canadian dollars. Exchange Rate: As at September 30, 2000, the exchange rate of Canadian dollars into United States dollars was $1.50090 Canadian to $1.00 United States.

                                TABLE OF CONTENTS

ITEM                                                                                                     PAGE
----                                                                                                     ----
                                                PART I


ITEM 1.  Identity of Directors, Senior Management and Advisors .........................................   3

ITEM 2.  Offer Statistics and Expected Timetable .......................................................   3

ITEM 3.  Key Information ...............................................................................   3

ITEM 4.  Information on the Company ....................................................................   8

ITEM 5.  Operating and Financial Review and Prospects ..................................................  14

ITEM 6.  Directors, Senior Management and Employees ....................................................  19

ITEM 7.  Major Shareholders and related Party Transactions .............................................  23

ITEM 8.  Financial Information .........................................................................  25

ITEM 9.  The Offer and Listing .........................................................................  25

ITEM 10. Additional Information ........................................................................  27

ITEM 11. Quantitative and Qualitative Disclosure About Market Risk .....................................  32


                                               PART II

                                The Items of Part II are inapplicable.


                                              PART III

ITEM 17. Financial Statements ..........................................................................  32

ITEM 18. Financial Statements ..........................................................................  32

ITEM 19. Exhibits ......................................................................................  33

                                     PART I


INTRODUCTION

         Pure Technologies Ltd. is organized under the laws of the Province of Alberta, Canada, and is engaged in providing information and communications, through the use of its SoundPrint(R)acoustic technology, to owners and operators of buildings and other large structures for infrastructure management. References herein to the Company refer to Pure Technologies Ltd. unless the context should otherwise require.


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

DIRECTORS AND SENIOR MANAGEMENT

         Information responsive to this Item is set forth under Item 6. Directors, Senior Management and Employees.

ADVISORS

         This Item is inapplicable.

AUDITORS

         The Company's auditors, since 1996, have been KPMG LLP, Chartered Accountants, Calgary, Alberta, Canada.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         This Item is inapplicable.


ITEM 3.  KEY INFORMATION.

         SELECTED FINANCIAL DATA

         The following table sets forth selected consolidated financial data of the Company for the nine months ended September 30, 2000 and 1999 and for the five years ended December 31, 1999. The data are derived from the audited consolidated financial statements of the Company, except for periods ended September 30, 2000 and 1999, which are derived from unaudited consolidated financial statements of the Company. The table should be read in conjunction with Item 5. Operating and Financial Review and Prospects and the consolidated financial statements of the Company, including the notes thereto, appearing herein.

                                    NINE MONTHS ENDED                                 YEAR ENDED DECEMBER 31
                                    -----------------                                 ----------------------
                                    2000          1999           1999           1998           1997           1996           1995
                                    ----          ----           ----           ----           ----           ----           ----
Revenues                         $3,794,238      $940,463     $1,300,039     $1,935,501       $903,801       $203,473             --

Cost of Sales                     1,228,660       692,625      1,025,183        933,259        742,113         77,671             --

Operating Expenses                2,532,870     1,284,857      3,026,271      1,460,555      1,744,328        560,426             --

Net Income (Loss)                    32,708    (1,037,019)    (2,751,415)      (458,313)    (1,582,640)      (434,624)            --

Total Assets                      7,091,853     3,030,136      1,753,728      3,079,086      1,798,039        886,154        150,000

Net Assets                        6,587,529     2,580,879        857,680      2,383,061      1,323,554        758,138        150,000

Capital Stock                    12,016,668     6,328,351      5,158,714      5,093,514      3,575,694      1,427,638        150,000


         As at November 30, 2000, the exchange rate of Canadian dollars into United Sates dollars was $1.54330 Canadian to $1.00 United States. During each of the six months ended October 31, 2000, the high and low exchange rates were as follows (in terms of Canadian dollars into one United States dollar):


  MONTH                         HIGH (1)                            LOW (1)
  -----                         --------                            -------

   May                          $1.51120                           $1.47880
   June                         $1.49710                           $1.46670
   July                         $1.49090                           $1.46540
  August                        $1.48960                            $1.4740
September                       $1.50090                            $1.4720
 October                        $1.53150                           $1.49470

----------------------
(1) London Interbank Rate, as provided by Oanda.com.

         The average exchange rate for each of the five years ended December 31, 1999 and the nine months ended September 30, 2000 were as follows (in terms of Canadian dollars into one United States dollar):




              Nine Months Ended September 30, 2000     $1.47166
              1999                                     $1.48586
              1998                                     $1.48363
              1997                                     $1.38488
              1996                                     $1.36381
              1995                                     $1.37258



         CAPITALIZATION AND INDEBTEDNESS


         The following table sets forth the cash and cash equivalents and the capitalization of the Company at September 30, 2000:

                                                        AS OF SEPTEMBER 30, 2000
                                                        ------------------------
          Cash                                                 $ 3,673,797
          Indebtedness (1)                                     $     - 0 -
          Capital Stock                                        $12,016,688
          Deficit                                              $(5,429,159)
          Total stockholders' equity(2)                        $ 6,587,529
          Total liabilities and stockholders equity            $ 7,091,853

-------------------
(1) The Company is a party to a credit facility agreement with National Bank of Canada dated September 21, 2000 pursuant to which it is able to borrow, subject to the conditions of the credit facility, up to $750,000 for operating purposes. Borrowings are limited to the lesser of the $750,000 or 75% of Canadian current accounts receivable, plus 90% of Canadian and international insured accounts receivable, plus 60% of current U.S. accounts receivable, less certain sums. The borrowings bear interest at the lenders prime rate or U.S. base rate (as defined), plus 1% and are secured by substantially all the assets of the Company. Borrowings are due on demand and are subject to the Company maintaining compliance, on a quarterly basis, with certain financial ratios including a 1:1 ratio of debt to equity, a minimum consolidated working capital ratio (current assets to current liabilities) of 1.5:1, and a minimum consolidated equity position of $2.0 million. The agreement contains restrictions on the payment of bonuses and dividends and a limitation of $1.5 million on investments in affiliates. As of September 30, 2000, no borrowings were outstanding under the credit facility.
(2) The Company had outstanding at September 30, 2000 options to purchase an aggregate of 1,221,950 common shares exercisable through August 16, 2005 at prices ranging from $1.00 to $3.00 and warrants to purchase 1,200,000 common shares at a price of $3.50 through September 7, 2001 and 83,333 common shares at a price of $3.50 through September 28, 2001.


         RISK FACTORS

         An investment in the Company's common shares involves a high degree of risk and should be considered to be speculative due to the nature of the Company's business and its present state of development. Investors should consider the following factors, in addition to the other information contained in this Registration Statement, in evaluating the Company's business and proposed activities before you purchase any of its common shares.

1. DEPENDENCE ON KEY PERSONNEL. The success of the Company is dependent upon its personnel. The unexpected loss or departure of any of the Company's key officers or employees could be detrimental to the future operations of the Company. The success of the Company's business will depend, in part, upon the Company's ability to attract and retain qualified personnel as they are needed. There can be no assurance that the Company will be able to engage the services of such personnel or retain its current personnel.

2. DIVIDEND PAYMENT. The Company has no present intention to pay dividends to the holders of its Common Shares.

3. DEVELOPMENT STATE COMPANY. The Company is involved in developing, manufacturing and marketing its product known as SoundPrint(R) and is subject to the risks inherent in the establishment of a new business enterprise, including the need to secure supply contracts with customers. The likelihood that the Company will be able to generate and increase material revenues or profits sufficient to pay its obligations must be considered in view of the problems, expenses, difficulties and delays frequently encountered in connection with development of a new business in which the final product and extent of the market is still evolving and its potential applications may be subject to regulatory approval.

4. PATENTS AND PROPRIETARY TECHNOLOGY. The Company's success will depend, in part, on its ability to obtain and maintain patents, trade secret protection and operate without infringing the proprietary rights of others. There is no assurance that the Company will be granted such patents or proprietary technology or if granted that such patents and proprietary technology will not be circumvented through the adoption of a competitive though non-infringing process or product. The cost of enforcing the Company's patent rights, if any, or defending rights against infringement charges by other patent holders, may be significant and could limit operations.

5. COMPETITION. The industry for infrastructure management is highly competitive. The

Company may have competitors with different but competitive applications that have greater financial, marketing, technological and manufacturing resources than the Company. There can be no assurance that the Company will be able to compete successfully with competitors or that its business will not be adversely affected by increased competition or by new competitors. Furthermore, there can be no assurance that products or technologies developed by competitors or potential customers will not render the Company's products or technologies non-competitive or obsolete.

6. RESEARCH AND DEVELOPMENT. The ability of the Company to meet customer requirements will depend on the Company's ability to continuously improve and sustain the competitive advantages, which it believes it currently enjoys. The Company is currently devoting significant research and development efforts to further develop SoundPrint(R) and its associated technologies. There can be no assurance that the Company will be successful in this effort or that it will have the resources available to meet this challenge.

7. FLUCTUATION OF EXCHANGE RATES. The Company is exposed to foreign exchange risks since a significant amount of its revenue is expected to be received in or by reference to U.S. dollar denominated prices while the majority of its expenditures are in Canadian dollars. The exchange rate between Canadian dollars and U.S. dollars has varied substantially in the last five years.

8. PRODUCT LIABILITY AND WARRANTY CLAIMS. The sale and use of products and processes developed by the Company may entail potential liability and possible warranty claims. Although the Company maintains product liability insurance, there can be no assurance that such insurance will continue to be available on commercially reasonable terms and that it will be sufficient to cover all claims.

9. MANAGEMENT OF BUSINESS GROWTH. As revenues are generated by the Company and it expands to meet anticipated research and development, sales, marketing, manufacturing and delivery requirements, the Company's future success will depend on its ability to establish and maintain an appropriate infrastructure and to adequately administer and manage its financial, manufacturing and human resources.

10. ADDITIONAL FINANCING. The Company may not be able to generate sufficient capital resources to develop and implement its business plan, including conducting additional testing, manufacturing and marketing of its product and continuing its research and development activities. Therefore, the ultimate success of the Company may depend upon its ability to raise additional capital. It has not investigated the current availability, sources or terms of acquiring additional capital and, in all likelihood, will not do so until it has determined a need for such additional capital. If additional capital is needed, there is no assurance that such capital will be available from any source or, if available, made or proposed on terms which are acceptable. If such capital is not available, it will be necessary for the Company to limit its operations to those that can be financed with existing financial resources.

ITEM 4.  INFORMATION ON THE COMPANY.

OVERVIEW

         The Company  provides  information  and  communications  technology for infrastructure management. Through the use of the Company's patented SoundPrint(R) acoustic technology, owners of buildings and other structures may obtain continuous, remote structural monitoring of infrastructure components, and automatic surveillance of structures subject to damage. The SoundPrint(R) acoustic monitoring system "listens" to structures on a continuous basis and detects the time and location of hidden structural events or other events of interest. Structural events may include changes or failure of stressed elements in large civil structures. The owners and operators of the structures can use this information to reduce costs, focus repairs and extend the useful lives of the structures. The system uses proprietary components and copyrighted software, developed by the Company, incorporating advanced pattern recognition capability to record and analyze data. Data is transmitted from sites around the world through the Internet to the Company's principal office in Calgary, Canada where it is analyzed using proprietary software and reported to owners, managers and their consultants via a Web-based format.


MARKETS

         There currently are seven primary markets where the SoundPrint(R) technology is in use. These are:

         1.       buildings (commercial, institutional and residential);
         2.       parking structures;
         3.       bridges;
         4.       pre-stressed concrete pipelines;
         5.       nuclear containment structures and water tanks;
         6. special structures (sports arenas, offshore structures, ground and rock anchors); and
         7.       seismic and collision damage surveillance.

         Other markets identified by the Company that have potential, but which will require significant research and development, include the monitoring of process equipment (including industrial tanks and pumps) and piping in industrial and power generation plants.

         The system has also  demonstrated  the capability to detect other modes
of  failure  in  concrete  structures,   such  as  cracking  and  de-bonding  of
reinforcements, and the Company has commercialized this new application.

         Management of the Company believes that the SoundPrint(R) technology could have application in the construction of new buildings and structures, particularly bridges and pipelines, since the installation of SoundPrint(R) technology can be installed on a more cost-effective basis during the building phase and can provide an ongoing source of monitoring from inception.

         In each market, the Company provides customers with on-demand real-time information from remote sites to customers' desks through the Company's SoundPrint(R) web page.

REVENUES

         The Company's revenues are derived from two sources: (i) sales of monitoring systems and (ii) providing continuing monitoring and technical support services to customers. As more systems are installed, monitoring and technical support services are expected to comprise a larger portion of future revenues. During the three years ended Decemeber 31, 1999 and the nine months ended September 30, 2000 and 1999, fiscal periods ended revenues from these sources were as follows:

                                                 NINE MONTHS ENDED SEPTEMBER 30                  YEAR ENDED DECEMBER 31
                                                 ------------------------------                  ----------------------
                                                     2000              1999              1999              1998              1997
                                                     ----              ----              ----              ----              ----
Sales of Monitoring Systems                       $2,966,824        $  698,194        $  904,550        $1,783,435        $  869,667

Continuing Monitoring                             $  611,285        $  242,269        $  395,489        $  152,066        $   34,134
                                                  ----------        ----------        ----------        ----------        ----------

Total                                             $3,578,109        $  940,463        $1,300,039        $1,935,501        $  903,801
                                                  ==========        ==========        ==========        ==========        ==========



         Typically, a SoundPrint(R) system is sold for prices ranging from $50,000 to $1,000,000, accompanied by long-term monitoring and technical support agreements which amount to 10-12% of the sales price, per year. Systems may also be leased, or the services contracted by a client on a turnkey basis. The Company is now marketing the technology directly in North America and the U.K. and through its strategic partners in Europe, Africa and Asia. Many of the Company's resources in the past two years have been dedicated to accomplishing numerous demonstration and technical verification projects to validate the technology with international agencies and to demonstrate its capabilities to major clients.

         The Company concentrates on high value-added activities by focusing on critical functions such as system design, software development, data management, data processing, and reporting, and direct marketing in certain areas. Peripheral functions such as component assembly and system installation are subcontracted.

COMPETITION

         To date, the Company has experienced little or no direct competition for the products and services it provides. SoundPrint(R) is believed by management to be the only patented method currently available which can provide continuous, acoustic remote monitoring of a large infrastructure or any part of it, and which can identify precisely the time and location of certain structural events. Others seek to provide monitoring systems utilizing different technologies and generally in more limited applications. Physical Acoustics Corporation (PAC), a U.S. company, specializes in the manufacture and sale of acoustic emission and monitoring equipment primarily geared for industrial applications. PAC may be able to develop the capability to monitor large structures in a manner similar to SoundPrint(R). However, PAC has no previous experience in this type of application and they may be limited by the Company's intellectual property.

INFRASTRUCTURE MANAGEMENT TECHNIQUES AND APPROACHES

         Currently there are few options available to owners or operators for managing and monitoring structures for failure due to hidden corrosion or damage of highly tensioned steel components. The most commonly used method is visual inspection., Periodically, sections of these structures are probed for corrosion by breaking holes in the concrete or otherwise exposing the components. The corresponding results are used with statistical analysis to predict the likelihood of other failures throughout the structure. Since these structures have hundreds or thousands of tensioned wires or strands, and since only a representative sample is examined, this approach is imprecise and may also be misleading. It can also be quite costly and destructive to the structure.

         Pre-emptive repairs require owners to repair structure failures on an ad-hoc, as needed basis. This approach can prove to be the most costly, and many repairs are completed unnecessarily or before they become necessary.

         The technical merits and the cost and user advantages of the SoundPrint(R) system allow the owners or operators of pre-stressed structures to make only those repairs that are necessary and to significantly reduce the cost of determining the need for repairs.

         Various other conventional, non-destructive evaluation techniques exist, but they are not usually as efficient as acoustic monitoring technology. The Company's continuous acoustic monitoring is non-intrusive, non-destructive and precise in determining the exact time, frequency, and location of failures without the need for periodic inspections or remote physical administration.

HOW THE SOUNDPRINT(R) SYSTEM WORKS

         Pre-stressed structures are built with concrete reinforced with high strength steel wires, as are many other structures such as suspension bridges, cable stayed bridges, and containment vessels, both nuclear and water. These high strength steel wires sometimes fail due to stress and corrosion. In failure, these wires release stored energy. The Company's SoundPrint(R) system utilizes acoustic sensors mounted on a structure to automatically detect the presence of this energy through the structure. The sensors are connected to a data acquisition system located at the remote site. Non-related acoustic events created by ambient activity such as traffic are filtered so that only critical event information is forwarded via Internet transmission to the Company's data-processing center where the data are analyzed using the Company's analytical software. The software will determine, with a very high degree of accuracy, the classification of events (i.e. if it is a structural failure or other event of interest) and the corresponding time and location. All relevant and requested event details are provided to owners of the infrastructures via the Internet using a web-based format or via a hard copy of the report.

         SoundPrint(R) can also associate seismic activity (i.e. earthquakes) with consequent structural damage. The location, time and extent of damage can be assessed and an alarm message with corresponding event data transmitted to a control center by CDPD, cell-phone, satellite, Internet or phone line.

         Other instrumentation can be integrated into the SoundPrint(R) system. For example, cable vibration on structures such as cable-stayed bridges and related structures can be precisely monitored with the SoundPrint(R) system. Data acquisition, filtering and transmission hardware and software (via the Company's SPDAQ(R) software system) can collect continuous data on wind speed, wind direction, ambient humidity, rain intensity, and the modes of vibration of the bridge, deck and cables. Information is transmitted via low-cost Internet links. The system is powered by a 110-220 volt electrical supply and can be used with conventional cellular, CDPD or satellite telephone links.

COMPONENTS, PATENTS AND RECENT AWARDS

         The SoundPrint(R) system includes the following components, most of which are designed and manufactured in-house:

     o   SoundPrint(R)sensors
     o   SoundPrint(R)signal amplifiers
     o   SoundPrint(R)signal conditioning components
     o   SoundPrint(R)power supplies
     o   SoundPrint(R)signal multiplexers
     o   SoundPrint(R)Market test impact device
     o   On-site computer, modem and storage medium
     o   Uninterruptible power supply
     o   A/D data acquisition boards
     o   SoundPrint(R)data acquisition software
     o   SoundPrint(R)data analysis software

         Patent protection for the SoundPrint(R) system has been approved in Australia, the U.S.A., and Europe and is being sought in various countries including Canada, Japan, the U.K., Saudi Arabia, Brazil, South Korea, Hong Kong, China and Germany and all other Patent Convention Treaty Countries.

         The Company's proprietary technology has received several awards, including the Alberta Science and Technology Award for Excellence in Industrial Research, finalist in the U.S. Civil Engineering Research Foundation for Innovative Applications in 1996, and the 1998 Building Owners and Managers Association Pinnacle Award for Innovation.

CLIENTS

         SoundPrint(R) has been under development over the last five years and has been installed in over three million square feet of high-rise offices and parking structures in North America. Test installations have been completed and tested on a nuclear containment structure in France and another on a test nuclear site in New Mexico, U.S. Installations have also been completed on bridges in Canada, France, the U.S. and the U.K. and in pre-stressed concrete water pipelines throughout the United States. Clients include: CN, TrizecHahn Office Properties Ltd., OMERS, Miller Brewing Company, University of Virginia, Metropolitan Transit Authority of New York, The Port Authority of New York and New Jersey, Sandia National Laboratories, EDF (the French national electrical generation company), U.K. Highways Agency and others. The Company's clients are generally established, well capitalized and stable.

DISTRIBUTION AND LICENSING

         On May 26,  1999,  the Company  entered into a license  agreement  (the
"License Agreement") and a research and development agreement (the "R&D Agreement") with Freyssinet International (STUP) SNC ("Freyssinet"), a leading provider in pre-stressing technologies used in bridge construction, nuclear power generating plants and other applications. Freyssinet is also a leader in the strengthening and repair of bridges. The License Agreement provides for Freyssinet to market the Company's SoundPrint(R) technology exclusively in certain countries and non-exclusively in others. On October 11, 2000 the Company amended its agreement with Freyssinet to expand the exclusive territories granted to Freyssinet and to grant a sub-license to Advitam, a sister company to Freyssinet. Advitam was established by VINCI, the parent company of Freyssinet for the sole purpose of marketing SoundPrint(R) and a proprietary technology developed by Freyssinet. Advitam will exclusively market SoundPrint(R) in numerous countries in Europe, Asia and Africa.

         The R&D Agreement entered into at the same time by Freyssinet and the Company provides for joint research by the companies in areas of mutual interest, utilizing the Company's technology in new applications to be marketed by Freyssinet.

         Previously,  on March 6, 1998,  the Company had entered into  exclusive
distribution   agreements  with   subsidiaries  of  Fugro  N.V.   ("Fugro"),   a
multi-national consulting firm. Fugro

N.V. is a public corporation listed on the Amsterdam Exchange in the Netherlands. The distribution agreements provided for Fugro, through its subsidiaries Fugro Limited in the United Kingdom and Fugro Geotechnical Services
(HK) Limited in Hong Kong, to market the Company's SoundPrint(R) Acoustic Monitoring Systems in the U.K., Hong Kong, Macao, China and Singapore. Fugro remains involved in marketing the technology in certain countries including the U.K.

PROPERTIES

         The Company leases office space of approximately 7,000 square feet in Calgary, Alberta, Canada. This lease expires in February 28, 2002. The Company also leases office space for its marketing office in the United Kingdom and a service office in Tularosa, New Mexico. The Company's annual rental under all of its leases is approximately $113,000. The Company believes these facilities are adequate for its present requirements.

INFLATION

         Inflation has not had any material impact on the Company. The Company's financial statements are presented in Canadian dollars.

FOREIGN CURRENCY FLUCTUATIONS

         Currency fluctuations have not had a material impact on the Company.

CERTAIN GOVERNMENTAL ECONOMIC, FISCAL, MONETARY OR POLITICAL POLICIES OR FACTORS

         The Company has not and believes that it will not in the foreseeable future be materially adversely affected by any economic, fiscal, monetary or political policies or factors adopted by any of the countries in which it is currently doing business. It also believes the investors residing in the United States will not be materially adversely affected by any economic, fiscal, monetary or political policies or factors adopted by any of the countries in which it is currently doing business.

RESEARCH AND DEVELOPMENT EXPENSES

         During the three years ended December 31, 1999, the Company expended $302,071, $212,621 and $512,070, respectively, on research and development. Such expenses were $494,679 during the nine months ended September 30, 2000.

ORGANIZATION

         The Company was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) ("ABCA") on December 18, 1995 as Sextant Enterprise Corp. The Company changed its name to Pure Technologies Ltd. by Articles of Amendment filed on June 17, 1998.

The Company amalgamated with its wholly-owned subsidiary, Pure Technologies Inc. ("Pure Inc.") on January 1, 1999. Pure Technologies Inc. had previously been incorporated on May 11, 1993 by Articles of Incorporation under the ABCA. The registered office of the Company are the offices of Bennett Jones, Barristers and solicitors, 4500, 855 - 2nd Street, Calgary, Alberta, T2P 3K7 and its head office is located at 1050, 340 - 12th Avenue, SW, Calgary, Alberta T2R 1L5.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2000 COMPARED TO NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1999

Revenue

         Total revenue increased to $3,794,000 during the nine months ended September 30, 2000 from $940,000 during the nine-month period ended September 30, 1999, or an increase of 304%. System sales revenue increased by $2,269,000 or 325% over 1999. System sales included installations in two suspension bridges in the United States, three buildings or parking structures in Canada and the United States, a bridge in the United Kingdom and pipeline service revenues in excess of $423,000 for the nine-month period. Monitoring and technical support revenue rose to $611,000 for the nine-month period from $242,000 in 1999, an increase of 152%. Monitoring revenue has increased as a result of system sales in 1999, system sales in the first nine months of 2000 and significant technical support fees for pipelines. Other revenue in 2000 consists largely of interest income from the investment of the proceeds from the Company's public offering which closed in March 2000.

Gross Margin

         The Company achieved a gross margin of 68% on total revenue for the nine-month period of 2000 compared to 26% for the same period in 1999. The gross margin on system sales was 59% for the nine-month period of 2000 compared to 1% for the same period in 1999. The increase in gross margin percentage is a result of the shift to higher margin business segments and increased commercial activity.

Marketing Expenses

         Marketing   expenses  increased  $211,000  in  the  nine  months  ended
September 30, 2000 or an increase of 38% over the nine-month period ended September 30, 1999 due to the addition of the Company's United Kingdom office, costs associated with the Company's strategic relationship with Freyssinet and the addition of new marketing staff in North America.

General and Administrative Expenses

         General and administrative expenses increased $541,000 in the nine months ended September 30, 2000 or an increase of 99% compared to the same period in 1999 as resources were added in anticipation to the revenue growth expected in 2000 and 2001.

Depreciation and Amortization

         Depreciation and amortization has increased $85,000 in the nine months ended September 30, 2000 or an increase of 88% over the nine-month period ended September 30, 1999 due to depreciation associated with the pipeline equipment purchased in 1999, amortization associated with SoundPrint(R) software and a general increase in computer hardware.

Research and Development

         The expense for the nine months ended September 30, 2000 presented on the income statement is net of IRAP (Industrial Research Assistance Program) grants totaling $85,000; therefore, the gross expense for the period was $580,000 compared to $84,000 for the same period in 1999. The increase is a result of an expansion of the Company's research projects including the pilot pipeline project for GMRA for approximately $273,000 and research to develop eddy current technology for approximately $55,000.

Total Assets

         Total assets at September 30, 2000 increased to $7,092,000 from $1,753,728 or 304% largely due to an increase in cash generated through the public and private financings undertaken during the nine-month period of 2000, a significant increase in accounts receivable, an increase in other assets and an increase in patents and trademarks, partially offset by a decline in inventory and capital assets.

Liabilities and Shareholders' Equity

         Current liabilities at September 30, 2000 declined $392,000 from December 31, 1999 due to an improved cash position offset by increased activity. Share capital at September 30, 2000 rose to $5,697,000 over December 31, 1999 due the public and private share offerings in March 2000.


YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Revenues

         Total revenues for the year ended December 31, 1999 were reduced to $1.3 million from $1.9 in the prior year, a decline of 32%. The Company's historical revenues have been generated by a small sales force of two people and have been secondary to its technology development. The Company has expended its efforts on the development of its product, numerous demonstration projects and the technological verification required in various markets including pipelines, bridges, nuclear and water containment structures. The Company expects that the marketing efforts undertaken in the last six months of 1999 will result in significant revenue growth in 2000.

         Revenues from pre-stressed water pipeline services increased in 1999 to $534,000 from $197,000 in 1998. This represents an increase of 171%. The Company focused a significant portion of its operational resources on the pipeline business. In addition, approximately $600,000 was invested in acquisition units and arrays for use in pipeline monitoring. The majority of the pipeline contracts were three months or less, allowing owners the opportunity to assess the technology. The Company expects to enter into longer term service contracts in the future.

         Monitoring  and  technical  support  revenues  for 1999  were  $764,000 compared to $204,000 in 1998, an increase of 275%. The pipeline business represented $534,000 and buildings, parking structures and bridges contributed $230,000. The annualized exit recurring monitoring revenue at December 31, 1999 was $247,000.

Gross Margin

         Gross margin for the year 1999 declined significantly over 1998 due to the large number of demonstration projects the Company entered into and the fixed nature of the labor component included in cost of sales. The Company's demonstration projects generate revenues, but the costs often exceed the revenue recovered. The Company's current operations staff have the capacity to handle a significant increase in project activity.

Operating Expenses

         Operating expenses in 1999 increased $1.0 million over 1998 or 71%. Marketing and promotion increased $152,000 or 25% over 1998 due to the addition of the United Kingdom office. General and administrative expenses increased $489,000 or 86% due to increases in salaries expense, office supplies and rent and bonuses. The Company's administrative complement was enhanced during 1999 in order to enable the sales revenue growth expected in 2000 and 2001.

Research and Development

         Research and development expenses increased $90,000 or 42% over 1998. The Company received an Industrial Research Program grant in 1999 of $35,000 in support of its research projects which was offset against the research and development expenses. The Company's 1999 projects included development of wireless data transfer, fiber optic sensors, vibration sensors, video capture for use in surveillance, crack monitoring in pre-stressed concrete slabs and containment vessels, introduction of web-based reporting, seismic sensing, multiplexing technologies and bridge suspender monitoring.

Depreciation and Amortization

         Depreciation and amortization in 1999 increased $308,000 or 540% due largely to the depreciation associated with the pipeline arrays the Company has purchased over the last two years and the relatively short amortization period.

Other Expenses

         The Company wrote down its arrays and acquisition units to replacement cost at December 31, 1999. The writedown amounted to $522,000 reflecting technological advancements and the development of lower cost units. These units will continue to generate future revenue for the Company but will be replaced with new technology over time.

         The Company continues to add to and to protect its intellectual property. In 1999 capitalized patent and trademark costs were $108,000 compared to $77,000 in 1998, an increase of 40%. The Company currently has numerous patents and trademarks issued and pending in many areas of the world for a variety of intellectual property.

Liquidity and Financial Resources

         In June 1999 the Company issued 400,000 special warrants for net proceeds of $1.16 million the proceeds of which were intended to be used to support its research and marketing efforts. The securities were offered in units and each unit consisted of one common share and one half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to purchase one common share at a price of $3.50 a any time up to an including September 8, 2001.

         In September 1999 the Company established a revolving operating line of credit of up to $250,000 bearing interest at prime plus 2% per annum. The Company had drawn $175,000 under this line at December 31, 1999. Subsequent to December 31, 1999 the Company replaced the September 1999 line of credit. The Company is a party to a credit facility agreement with National Bank of Canada dated September 21, 2000 pursuant to which it is able to borrow, subject to the conditions of the credit facility up to $750,000 for operating purposes. Borrowings are limited to the lesser of $750,000 or 75% of Canadian current accounts receivable, plus 90% of Canadian and international insured accounts receivable, plus 60% of current U.S. accounts receivable, less certain sums. The borrowings bear interest at the lenders prime rate or U.S. base rate (as defined), plus 1% and are secured by substantially all the assets of the Company. Borrowings are due on demand and are subject to the Company maintaining compliance, on a quarterly basis, with certain financial ratios including a 1:1 ratio of debt to equity, a minimum consolidated working capital ratio (current assets to current liabilities) of 1.5:1, and a minimum consolidated equity position of $2.0 million. The agreement contains restrictions on the payment of bonuses and dividends and a limitation of $1.5 million on investments in affiliates. As of September 30, 2000, no borrowings were outstanding under the credit facility.

         In March 2000, the Company issued 2,000,000 units for net proceeds of $5.4 million under the same terms as the special warrants issued in June 1999. The proceeds are intended to be used to fund the Company's research and development program and a significant expansion of marketing efforts over the next two years. The increase in working capital will also enable the Company to obtain supplier bonds for specific projects if required. Also in March 2000 the Company sold 166,666 units in a private placement for proceeds of $500,000. Each unit consists of one common share and one half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to purchase one common share at a price of $3.50 at any time up to and including the date that is 18 months from the closing of the private placement.



YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Revenue

         Revenue increased 114% from $903,801 for the year ended December 31, 1997 to $1,935,501 for the same period in 1998. Sales from buildings and parking structures increased from $610,000 in 1997 to $1,387,336, or 127%. Sales from bridges increased to $124,676 in 1988 from $22,111 in 1997 representing an increase of 464%. Pipeline revenues decreased slightly from $196,585 in 1997 to $177,150 in 1998, or 10%. Recurring revenues from monitoring and technical support fees increased by 434% from $38,148 in 1997 to $203,560 in 1998. Interest income rose to $42,779 in 1998 from $21,783 in 1997, an increase of 96% reflecting higher cash balances.

Cost of Sales and Gross Margin

         The increase in cost of sales from $742,113 for the year ended December 31, 1997 to $933,259 for the same period in 1998 represents a 26% rise, reflecting the additional sales contracts completed.

Operating Expenses

         Operating expenses for the twelve months ended December 31, 1998 decreased to $1,460,555 from $1,744,328 for the same period in 1997, or 16%. Marketing and promotion expenses were reduced slightly from $652,844 in 1997 to $616,462 in 1998, a decrease of 6%. General and administrative expenses rose 3% from $556,400 in 1997 to $573,906 in 1998. Research and development expenses, reflecting the capitalization and amortization of certain expenditures relating to the Company's proprietary SoundPrint(R) software, were reduced from $512,070 in 1997 to $212,621 in 1998, a reduction of 58%. Accordingly, depreciation and amortization rose 150% from $23,014 in 1997 to $57,566 in 1998. Computer equipment and office furnishings were also added and are being depreciated, and the capitalized research and development expenditures and patent and trademark expenditures are being amortized.

Net Loss

         Net loss for the year ended December 31, 1998 decreased 71% to $458,313 from $1,582,640 for the twelve months ended December 31, 1997. The improvement arises from increased sales activity and gross margins and from reduced operating expenses as discussed above.

Capital Expenditures

         The Company added $634,125 to its capital assets during 1998, including an allocation of $222,656 to the Company's SoundPrint(R) assets as discussed above. In preparation for pipeline monitoring contracts, the Company spent $257,718 on hydrophone arrays. Computer equipment and office furnishing expenditures of $153,751 were made to assist in acquiring and analyzing the vast amounts of data collected. Patent and trademark expenditures of $76,682 were made to both increase and protect the Company's intellectual property.

Financing

         During the year pursuant to the exercise of previously  issued warrants
and  options,   the  Company  issued  776,000  common  shares  for  proceeds  of
$1,556,924.

Liquidity and Capital Resources

         The Company had no long-term debt. Working capital as at December 31, 1998 amounted to $1,580,879.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

         DIRECTORS AND SENIOR MANAGEMENT

         The following table lists the directors and executive officers of the Company as of September 30, 2000:

      NAME                            AGE             POSITION
      ----                            ---             --------
James E. Paulson(1)                   52      Chairman and a Director
Calgary, Alberta

Peter O. Paulson                      53      President, Chief Executive
Calgary, Alberta                              Officer and a Director

John J. Fleming(1)                    61      Director
Calgary, Alberta

Jean-Pierre Marchand                  51      Director
Arpoume,Velizy,France

Daryl K. Seaman(1)                    78      Director
Calgary, Alberta

John F. Elliott                       48      Vice President and General Manager
Calgary, Alberta

Jennifer Stubbs                       35      Chief Financial Officer
Calgary, Alberta

----------------
(1) Member of the Audit Committee

         The following is a brief description of the employment background of the management of the Company:

JAMES E. PAULSON of Calgary, Alberta has been Vice President of Yellowbird since 1976 and is the Chairman of the Company. He is an officer and director of private companies with interests in real estate, oil and gas, technology and technology research, and financial investments. He received his B. Comm. from the University of Calgary in 1970 and an MBA from the University of Western Ontario in 1972. Messrs. Paulson are brothers.

PETER O. PAULSON of Calgary, Alberta has been the President of Yellowbird since 1976 and is the President and Chief Executive Officer of the Company. He has developed and/or patented new technologies or products in several different industries. He has designed and operated manufacturing facilities for plastic injection molding, tool and die making, machining and programming. He also designed improvements in measurement while drilling ("MWD") telemetry tools and equipment for the oil industry. Most of Mr. Paulson's career has been spent in family-owned businesses, including Vice President, Research and Manufacturing of Vec-Tel Petroleum Services Ltd., President of Reaction Oilfield Products Ltd., as well as President of Yellowbird, which is a holding company with interests in real estate, oil and gas and technology and research. He is the inventor of the Company's patented SoundPrint(R) technology.

Mr. Paulson's technologies have received national and international recognition from industry and research organizations. He received a B.Sc. (Physics) in 1969 from the University of Calgary. Messrs. Paulson are brothers.

JOHN J. FLEMING of Calgary, Alberta is the Vice Chairman and Director of TransAtlantic Petroleum Corp., a Toronto Stock Exchange listed oil and gas company. Mr. Fleming is also a director of the following Toronto Stock Exchange listed companies: Poco Petroleum Ltd., oil and gas company; Newfoundland Capital Corporation, a diversified holding company; and Canadian Helicopter Corporation, an aviation services company and Southwestern Gold Corporation and affiliated companies. He is also a director of Imco Recycling Corporation, a New York Stock Exchange listed recycling company and Gothic Energy Corporation, a U.S. publicly-traded oil and gas company. Mr. Fleming received his B. Comm. from the University of Saskatchewan in 1960 and his designation as a Chartered Accountant in 1963. From 1992 to 1995 he was Chairman of Excel Energy Ltd. before it was merged into Ranchmen's Resources Ltd.

JEAN-PIERRE MARCHAND-ARPOUME of Velizy, France is President and Chief Executive Officer of Freyssinet Group and Chairman and Chief Executive Officer of Freyssinet International STUP of Velizy, France, the Company's strategic marketing partner. Freyssinet is a world leader in pre-stressing technologies used in bridge construction, nuclear power generating plants and other applications, including the strengthening and repair of bridges. Freyssinet is a subsidiary of VINCI, Europe's largest construction group.

DARYL K. SEAMAN, O.C., B.SC., L.L.D., of Calgary, Alberta is the Chairman and President of Dox Investments Inc., a private holding company. Between 1949 and 1992, Mr. Seaman has held the following positions: Past Chairman, Chief Executive Officer, Director and co-founder of Bow Valley Industries Ltd. Mr. Seaman is currently a director of the following companies: EKZ Investments Ltd., Encal Energy Ltd., Potash Corporation of Saskatchewan Inc., Canadian Chemical Reclaiming Ltd., Far West Mining Ltd., Bow Valley Energy Ltd., Tetonka Drilling Inc., and is a co-owner and director of the Calgary Flames Hockey Club.

JOHN F. ELLIOTT of Calgary, Alberta is the Vice President and General Manager of the Company. Mr. Elliott has a broad range of experience in construction engineering and specifically concrete construction engineering over the past 20 years. From 1988 to 1993, he was General Manager of a concrete restoration and protection contractor in Western Canada. From 1993 to 1996, Mr. Elliott was General Manager of CCD Western Limited and its subsidiary Structural Diagnostics Limited, companies providing specialist consulting services to engineers and owners in the area of investigation, evaluation and monitoring of structural deterioration. For the past four years, Mr. Elliott has been involved with the SoundPrint(R) technology and has been instrumental in establishing the technical credibility of the technology through his industry participation. He is Past President of the American Concrete Institute, Alberta chapter. Mr. Elliott received his Bachelor of Engineering from University College, Cork, Ireland, in 1974.

JENNIFER STUBBS of Calgary, Alberta was appointed the Chief Financial Officer of the Company effective January 3, 2000. Prior thereto, commencing in 1988, Ms. Stubbs was employed as a chartered accountant with the firm of KPMG LLP, most recently in the position of Senior Manager, Assurance. Ms. Stubbs' role as Chief Financial Officer of the Company includes all of the Company's financial and accounting functions. Ms. Stubbs received her B. Comm. from the University of British Columbia in 1988 and graduated from the ICABC School of Accountancy, receiving her chartered accountant designation in June 1991.


         COMPENSATION

         The following table sets forth the compensation paid to the Company's Chief Executive Officer for the fiscal year ended December 31, 1999.



NAME AND           YEAR            SALARY           BONUS           OTHER          LONG-TERM       ALL OTHER
PRINCIPAL                                                           ANNUAL       AWARDS/OPTION       COMP.
POSITION                                                             COMP.            (#)
Peter Paulson,                     $99,601          -               -               -                  -
President and
Chief Executive
Officer


All Directors                      $211,000         $24,579         -               75,000 shs         -
and Officers as
a group (3 persons)


Employment Contracts

         On August 1, 1996, the Company entered into an employment agreement with Peter O. Paulson, to serve as President and Chief Executive Officer of the Company. The agreement commenced on September 3, 1996 and continues for an indefinite term. The Company is able to terminate the agreement for cause, by giving 18 months' notice to Mr. Paulson or by paying to Mr. Paulson an amount equal to 18 months salary. Mr. Paulson may terminate the agreement on three months' notice. Mr. Paulson's annual salary in accordance with the agreement is $95,900 reviewable annually. He was granted an option to purchase 225,000 shares of common stock of the Company on December 31, 1996.

         None of the other officers of the Company are parties to an employment contract.

         BOARD PRACTICES

         The term of office of all of the Company's Directors expires annually at each annual meeting of shareholders. See "Directors and Senior Management" above for information as to the term that the Company's Directors have held that office. Except as described above, none of the Company's Directors has any service, consulting or employment agreement with the Company.

         Messrs. James E. Paulson, John J. Fleming and Daryl K. Seaman have been appointed as the Audit Committee of the Company's Board of Directors. The Company's Board of Directors has not appointed a compensation committee or a nominating committee.

         EMPLOYEES

         As of September 30, 2000, the Company employed 27 persons, of which four were executive officers, eleven were operations personnel, six were finance and administrative personnel, four were marketing personnel and two were software development personnel. The Company does not employ a significant number of temporary employees. None of the Company's employees is represented by a labor union, and management believes its relationship with its employees is good.

         SHARE OWNERSHIP

         See Item 7. Major Shareholders and Related Party Transactions for information as to the holdings of securities of the Company by its Directors and executive officers as of September 30, 2000.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

         MAJOR SHAREHOLDERS

The following table sets forth certain information concerning the beneficial ownership of the Common Shares of the Company as at September 30, 2000 of each officer and director of the Company, of all officers and directors as a group, and each person known by the Company who owns beneficially 5% or more of the Common Shares. As of September 30, 2000, the Company had 12,490,667 Common Shares issued and outstanding.

         There has not been any significant change in the percentage ownership held by any of the

Company's major shareholders during the past three years. The Company's major shareholders voting rights with respect to the shares held by them are no different from the voting rights of the shares held by others.



                                                  Number of        Percentage of
Identity of Person or Group(1)(2)             Common Shares(3)     Common Shares
---------------------------------             ----------------     -------------

James E. Paulson                                5,240,291(4)           41.2%

Peter O. Paulson                                5,240,291(4)           41.2%

John J. Fleming                                   900,000               7.2%

Daryl K. Seaman                                          (5)               (5)

Jean-Pierre Marchand-Arpoume                             (5)               (5)

John F. Elliott                                   289,279(6)            2.3%

Jennifer Stubbs                                   100,000(7)               (5)

Dox Investments Ltd.                              400,000(8)            3.4%

All officers and directors as a group
(7 persons)                                     7,169,861(9)           53.8%

--------------------------
(1) This tabular information is intended to conform with Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934 relating to the determination of beneficial ownership of securities. The tabular information gives effect to the exercise of warrants or options exercisable within 60 days of the date of this table owned in each case by the person or group whose percentage ownership is set forth opposite the respective percentage and is based on the assumption that no other person or group exercise their option.
(2)      The  addresses  of such  persons  are c/o the  Company,  1050  340-12th
Avenue, SW, Calgary, Alberta T2R 1L5, except as follows: Mr. Fleming, #1550 340-12th Avenue, SW, Calgary, AB T2R 1L5; Mr. Seaman, #500 333-5th Avenue, SW, Calgary, AB T2P 3B6; and Mr. Marchand Arpoume, 1 bis rue de Petit Clamart, Velizy Villacoublay Cedex, France 78140.
(3) Except as otherwise noted, shares beneficially owned by each person as of September 30, 2000 were owned of record and each person had sole voting and investment power with respect to all shares beneficially held by such person.
(4) Includes an aggregate of 5,000,000 shares held by Yellowbird Products Limited and Paulson Capital Corp., corporations controlled by Messrs. Paulson. Also includes options exercisable through December 31, 2001 to purchase 175,000 shares at an exercise price of $1.00 per share and 50,000 shares at an exercise price of $1.50.
(5)      Less than 1%
(6) Includes options exercisable through December 31, 2001 to purchase 50,000 shares at an exercise price of $1.00 per share, through August 7, 2002 to purchase 100,000 shares at an exercise price of $1.74, through June 9, 2003 to purchase 25,000 shares at an exercise price of $1.79 and through February 3, 2004 to purchase 75,000 shares at an exercise price of $2.55. Mr. Elliott also holds warrants expiring September 7, 2001 to purchase 6,250 shares at $3.50 per share.

(7) Includes options exercisable through March 8, 2005 to purchase 100,000 shares at an exercise price of $3.00 per share.
(8) Includes warrants expiring September 7, 2001 to purchase 25,000 shares at $3.50 per share.
(9)      Includes shares issuable on exercise of options held by such persons.

         The Company estimates that 32,000 common shares are held by six registered holders who are residents of the United States.

         RELATED PARTY TRANSACTIONS

         None of the directors, officers of principal shareholders of the Company and no associate or affiliate of any of them has had any material interest in any transaction within the past three years or in any proposed transaction which has materially affected or will materially affect the Company.

         Mr. Jean-Pierre Marchand-Arpoume, a Director of the Company, is the President and Chief Executive Officer of Freyssinet Group and an officer of affiliated entities. The Company has a strategic relationship with Freyssinet (see "Item 1. Description of Business -- Distribution and Licensing").


ITEM 8.  FINANCIAL INFORMATION.

         Information responsive to this Item is included in response to Item 17. Financial Statements herein.

         The Company is not a party to any material pending legal proceedings.

         The Company has never declared a dividend on its common shares and has no intention of declaring dividends in the foreseeable future.

         There has been no significant change in the Company since September 30, 2000, the date of the most recent interim financial statements included herein.


ITEM 9.  THE OFFER AND LISTING.

         MARKETS AND PRICE HISTORY OF STOCK.

         The common shares of the Company are traded on the Canadian Venture Exchange in Calgary, Canada. The Company's common shares are not currently traded on any United States stock exchange or in the over-the-counter market, and, accordingly, there is currently no public market for the common shares of the Company in the United States. There can be no assurance that any such market will develop after the effective date of this Registration Statement.

         The reported high and low bid prices for the Company's common shares for each of the six months ended October 31, 2000 were as follows(1):



                                      HIGH                                 LOW
                                      ----                                 ---
May                                   $2.40                               $1.75
June                                  $3.30                               $1.92
July                                  $2.95                               $2.50
August                                $2.95                               $2.50
September                             $2.90                               $2.18
October                               $2.80                               $2.06

         The reported high and low bid prices for the common shares on a quarterly basis for the most recent two years and the nine months ending September 30, 2000 were as follows(1):


                                                      High              Low
                                                      ----              ---
1998
         1st quarter                                  $2.15             $1.85
         2nd quarter                                  $2.35             $1.85
         3rd quarter                                  $2.55             $2.00
         4th quarter                                  $2.65             $2.00

1999
         1st quarter                                  $3.25             $2.75
         2nd quarter                                  $3.45             $2.90
         3rd quarter                                  $3.04             $2.50
         4th quarter                                  $3.20             $2.45

2000
         1st quarter                                  $3.75             $2.76
         2nd quarter                                  $3.30             $1.92
         3rd quarter                                  $2.90             $2.18

         The reported high and low bid prices for the Company's common shares during the years 1997 and 1996 were as follows(1):

                                                      High              Low
                                                      ----              ---
         1996                                         $3.00             $0.55


         1997                                         $3.05             $1.50


---------------------
(1) All prices are as quoted by the Alberta Stock Exchange Monthly Review and the Canadian Venture Exchange Monthly Review.


         The Company intends to seek to have a trading market for its common shares develop in the United States. There can be no assurance that it will be successful in this regard. The Company currently does not meet the requirements to have its common shares traded on any NASDAQ trading system or on any national securities exchange. However, the Company does intend to seek to have its shares quoted on the NASD OTC Bulletin Board. In order to do so, a broker-dealer in securities in the United States will be required to file with the NASD a notice that will enable the broker-dealer to enter quotations for the Company's common stock on the OTC Bulletin Board. There can be no assurance that a broker-dealer will file such a notice or, if filed, that quotations will be accepted on the OTC Bulletin Board. Further, there can be no assurance that if a broker-dealer commences to enter bid and asked quotations for the Company's common shares in the OTC Bulletin Board that a viable and active trading market will develop.


ITEM 10.  ADDITIONAL INFORMATION.

SHARE CAPITAL

         The Company is authorized to issue two classes of shares, including an unlimited number of preferred shares, without nominal or par value, and an unlimited number of common shares.

         The holders of common shares are entitled to dividends as and when declared by the board of directors of the Company, to one vote per share at meetings of shareholders of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the common shares. All of the outstanding common shares are fully paid and non-assessable.

         Preferred shares may be issued from time to time in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions which the board of directors of the Company determines prior to the issue thereof. The preferred shares rank prior to the common shares with respect to the payment of dividends and distribution in the event of liquidation, dissolution or winding-up of the Company.

         The Company holds none of its preferred shares or common shares.

         The Company has no preferred shares issued or outstanding. The Company has issued common shares and warrants to purchase common shares during the past three years as follows:




                              NO. OF UNITS OF
 DATE                         SECURITIES(1)          PRICE PER UNIT(2)     DESCRIPTION OF TRANSACTION
 ----                         -------------          -----------------     --------------------------
2000
March 28                        166,667(3)                $3.00            Private placement with Freyssinet International STUP
                                 19,500                   $1.49            Exercise of employee options

                              2,000,000(4)                $3.00            Public sale in Canada
                                400,000                   $3.00            Exercise of warrants sold in Canada
1999
                                 64,500                   $1.01            Exercise of employee options
1998
                                 35,000                   $1.79            Private Placement
                                495,000                   $2.20            Exercise of warrants
                                276,000                   $1.55            Exercise of agents, directors and employee options
                                (30,000)                  $1.74            Shares issued to terminated employee returned to treasury
1997
                                 60,000                   $1.74            Private Placement
                                250,000                   $1.25            Exercise of warrants
                                 70,000                   $0.50            Exercise of director and employee options
                              1,000,000                   $1.00            Public sale in Canada

------------------
(1) Reflects numbers of shares, unless otherwise described.
(2) In each instance, the consideration received by the Company was cash.
(3) Each unit consisted of one common share and one-half of one common share purchase warrant exercisable at $3.50 per full share through September 28, 2001.
(4) Each unit consisted of one common share and one-half of one common share purchase warrant exercisable at $3.50 per full share through September 7, 2001.

MEMORANDUM AND ARTICLES OF ASSOCIATION

         The Company was organized under the Business Corporation Act (Alberta). Its corporate access number is 208122911.

EXCHANGE CONTROLS

         There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See "Taxation" below.

         There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act, as amended (the "Investment Act").

         The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless, after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice which may be given at any time up to 30 days after the implementation of the investment.

         An investment in common shares of the Company by a non-Canadian that is a "WTO investor" (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of the Company and the value of the assets of the Company equaled or exceeded $184 million, the threshold established for 1999, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

         An investment in common shares of the Company by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets were $5.0 million or more, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment.

         A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if he, she or it acquired a majority of the common shares of the Company or acquired all or substantially all of the assets used in conjunction with the Company's business. The acquisition of less than a majority, but one-third or more of the common shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the common shares.

         The Investment Act would not apply to certain transactions in relation to common shares of the Company, including:

           (a) an acquisition of common shares of the Company by any person if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

           (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

           (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

TAXATION

         The following is a summary of the principal Canadian federal income tax considerations, as of the date hereof, generally applicable to Security holders who deal at arm's length with the Company, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held shares of the Company, to whom such share are capital property, and to whom such shares are not "taxable Canadian property" (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

         Generally, shares of the Company will be considered to be capital property to a holder thereof provided that the holder does not use such shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold shares of the Company as capital property for the purposes of the Canadian Tax Act.

         This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (the "Tax Treaty") and current published administrative practices of the Canada Customs and Revenue Agency. This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the
Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all; however the Canadian federal income tax considerations generally applicable to security holders described herein will not be different in a material adverse way if the Proposed Amendments are not enacted.

         Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

WHILE INTENDED TO ADDRESS ALL PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS SUMMARY IS OF A GENERAL NATURE ONLY. THEREFORE, SECURITY HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

         Generally, shares of the Company will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange, the holder does not use or hold, and is not deemed to use or hold, the shares of the Company in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within five years preceding the particular time.

         A holder of shares of the Company that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

         Dividends paid or deemed to be paid on the shares of the Company are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of the voting stock of the Company. In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty.

DIVIDENDS AND PAYING AGENTS

         There are no contractual or other restrictions on the payment of dividends on the Company's common shares. Dividends can be declared at the discretion of the Company's Directors. The Company has no intention of paying dividends in the foreseeable future.

DOCUMENTS ON DISPLAY

         None.  See Item 19. Exhibits.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Pursuant to subparagraph (e) of this Item, the Company is not required to provide the information required by this Item.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         This Item is not applicable.

                                     PART II

                    The Items of this Part are inapplicable.


                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.

Pages F-1 through F-11 are incorporated by reference.


ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19.  EXHIBITS

         1.1      Articles of Incorporation
         1.2      Articles of Amendment filed June 17, 1998
         1.3      Articles of Amalgamation filed January 1, 1999
         1.4      By-laws
         4.1 Offer of Financing dated September 21, 2000 with National Bank of Canada
         4.2      Employment Agreement with Peter Paulson dated August 1, 1996
         4.3      License   Agreement   dated  May  26,  1999  with   Freyssinet
                  International (STUP) SNC.
         4.4 Research and Development Agreement dated May 26, 1999 with Freyssinet International (STUP) SNC.

         8.1      Subsidiaries:

NAME                                                JURISDICTION OF ORGANIZATION
----                                                ----------------------------
Pure Technologies U.S. Inc.                         Delaware
Pure Technologies Europe Limited                    United Kingdom
SoundPrint(R)Technologies Limited                   Cyprus

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      PURE TECHNOLOGIES LTD.


                                      By:  /s/ Peter O. Paulson
                                           -------------------------------------

                                           Peter O. Paulson
                                           -------------------------------------
                                           President and Chief Executive Officer

Date:   December 20, 2000

AUDITORS REPORT


To the Board of Directors


We have audited the consolidated balance sheets of Pure Technologies Ltd. as at December 31, 1999 and 1998 and the consolidated statements of operations and deficit and cash flow for the each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1999 and 1998 and the results of its operations and its cash flow for each of the three years in the three year period ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States have not affected results of operations for each of the three years in the three year period ended December 31, 1999 and shareholders' equity as at December 31, 1999 and 1998 except to the extent summarized in note 8 to the consolidated financial statements.


KPMG LLP

Chartered Accountants


Calgary, Canada
March 31, 2000

PURE TECHNOLOGIES LTD.
Consolidated Balance Sheets

(in Canadian dollars)

----------------------------------------------------------------------------------------------------
                                                                               December 31,
                                                   September 30,     ------------------------------
                                                            2000         1999               1998
----------------------------------------------------------------------------------------------------
                                                   (unaudited)
Assets

Current assets:
     Cash                                       $    3,673,797       $        --        $   784,516
     Accounts receivable                             2,020,364           306,102          1,111,679
     Inventories                                       105,215            59,783            380,709
     Work in progress                                    8,590           260,713                 --
----------------------------------------------------------------------------------------------------
                                                     5,807,966           626,598          2,276,904

Capital assets (note 2)                                935,085           893,723            648,048

Other assets                                           150,684            68,687             82,322

Patents and trademarks                                 198,118           164,720             71,812

----------------------------------------------------------------------------------------------------
                                               $     7,091,853       $ 1,753,728        $ 3,079,086
----------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Bank loan (note 3)                        $            --       $   175,000        $        --
     Accounts payable                                  454,958           697,595            593,047
     Deposits on sales contracts                        49,366            23,453            102,978
----------------------------------------------------------------------------------------------------
                                                       504,324           896,048            696,025

Shareholders' equity:
     Share capital (note 4)                         12,016,688         5,158,714          5,093,514
     Special warrants (note 5)                              --         1,160,834                 --
     Deficit                                        (5,429,159)       (5,461,868)        (2,710,453)
----------------------------------------------------------------------------------------------------
                                                     6,587,529           857,680          2,383,061

----------------------------------------------------------------------------------------------------
                                                $    7,091,853       $ 1,753,728        $ 3,079,086
----------------------------------------------------------------------------------------------------


On behalf of the Board:


                            Director
---------------------------


                            Director
---------------------------

PURE TECHNOLOGIES LTD.
Consolidated Statements of Operations and Deficit

(in Canadian dollars)

----------------------------------------------------------------------------------------------------------------------
                                           Nine months ended                               Year ended
                                             September 30,                                 December 31,
                                  -------------------------------       ---------------------------------------------
                                        2000              1999             1999              1998             1997
----------------------------------------------------------------------------------------------------------------------
                                    (unaudited)       (unaudited)

Revenue:
     Systems sales                  $ 2,966,824       $   698,194      $   904,550      $  1,783,435     $    869,677
     Monitoring and technical
       support                          611,285           242,269          395,489           152,066           34,134
     Interest and other revenue         216,129                --               --                --               --
----------------------------------------------------------------------------------------------------------------------
                                      3,794,238           940,463        1,300,039         1,935,501          903,801
Cost of sales                         1,228,660           692,625        1,025,183           933,259          742,113

----------------------------------------------------------------------------------------------------------------------
Gross margin                          2,565,578           247,838          274,856         1,002,242          161,688

Operating expenses:
     Marketing and promotion            767,950           556,700          768,909           616,462          652,844
     General and administration       1,089,375           548,197        1,068,242           573,906          556,400
     Research and development           494,679            83,778          302,071           212,621          512,070
     Depreciation and
       amortization                     180,865            96,182          365,471            57,566           23,014
     Write-down of capital
       assets                                --                --          521,578                --               --
----------------------------------------------------------------------------------------------------------------------
                                      2,532,869         1,284,857        3,026,271         1,460,555        1,744,328

----------------------------------------------------------------------------------------------------------------------
Net income (loss)                        32,709        (1,037,019)      (2,751,415)         (458,313)      (1,582,640)

Deficit, beginning of period          5,461,868         2,710,453        2,710,453         2,252,140         (669,500)

----------------------------------------------------------------------------------------------------------------------
Deficit, end of period              $ 5,429,159      $  3,747,472      $ 5,461,868       $ 2,710,453     $ (2,252,140)
----------------------------------------------------------------------------------------------------------------------

Loss per share                      $        --      $      (0.10)     $     (0.28)      $    (0.05)     $      (0.19)
----------------------------------------------------------------------------------------------------------------------

Weighted average number
   of shares                         11,706,299         9,895,012        9,897,580         9,388,027        8,158,068
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

PURE TECHNOLOGIES LTD.
Consolidated Statements of Cash Flow

(in Canadian dollars)

-------------------------------------------------------------------------------------------------------------------------
                                          Nine months ended                               Year ended
                                            September 30,                                December 31,
                                   -------------------------------    ---------------------------------------------------
                                         2000             1999             1999              1998             1997
-------------------------------------------------------------------------------------------------------------------------

Cash was generated from (used in):
     Net income (loss)               $  32,709      $ (1,037,019)      $ (2,751,415)    $   (458,313)    $ (1,582,640)
     Gain (loss) on disposal of
       capital assets                  (23,462)            1,639                 --               --               --
     Depreciation and
       amortization                    180,865           220,278            365,471           89,651           23,014
     Write-down of capital
       assets                               --                --            521,578               --               --
     Changes in non-cash
       working capital              (1,724,296)           34,512            890,813         (749,932)          87,271
-------------------------------------------------------------------------------------------------------------------------
                                    (1,534,184)         (780,590)          (973,553)      (1,118,594)      (1,472,355)

Financing:
     Issuance of share capital
       net of costs                  5,697,140         1,234,837             65,200        1,580,470        2,252,456
     Issuance of special
       warrants, net of
       costs                                --                --          1,160,834               --               --
     Decrease (increase) in
       bank loan                      (175,000)               --            175,000               --               --
     Repurchase of share
       capital                              --                --                 --          (52,200)              --
     Loans receivable                       --                --                 --          (10,450)        (104,400)
-------------------------------------------------------------------------------------------------------------------------
                                     5,522,140         1,234,837          1,401,034        1,517,820        2,148,056

Investments:
     Purchase of capital assets       (267,510)         (879,918)        (1,117,448)        (634,125)         (18,799)
     Proceeds on disposal of
       capital assets                   90,120               701                 --               --               --
     Patent and trademark
       expenditures                    (54,772)          (52,448)          (107,914)         (76,682)              --
     Decrease (increase) in
       other assets                    (81,997)           10,090             13,365          (28,245)         (54,077)
-------------------------------------------------------------------------------------------------------------------------
                                      (314,159)         (921,575)        (1,211,997)        (739,052)         (72,876)

-------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash          3,673,797          (467,328)          (784,516)        (339,826)         602,825

Cash, beginning of year                     --           784,516            784,516        1,124,342          521,517

-------------------------------------------------------------------------------------------------------------------------
Cash, end of period              $   3,673,797      $    317,188       $         --    $     784,516     $  1,124,342
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)

--------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of presentation:

         The consolidated financial statements include the accounts of Pure Technologies Ltd. (the "Company") and Pure Technologies U.S. Inc. a wholly owned subsidiary. The Company changed its name to Pure Technologies Ltd. on June 17, 1998.

     (b) Revenue recognition:

         Revenue received from system sales contracts is recognized when products are delivered and installed and the Company has fulfilled its obligations to the purchaser.

         Revenue  received from  monitoring and technical  support  contracts is
         initially   recorded  as  deferred  revenue  and  is  recognized  on  a straight-line basis over the term of the contract.

         Revenue for long-term system sales and installation contracts is recognized by the percentage completion method based on estimated costs incurred.

     (c) Capital assets:

         Capital assets are stated at cost. Depreciation is provided by the straight-line method as follows:

--------------------------------------------------------------------------------
         Proprietary SoundPrint(R)software                            5 years
         Arrays                                                       3 years
         Equipment                                                    5 years
--------------------------------------------------------------------------------

     (d) Patents and trademarks:

         Patents and trademarks are stated at cost. Amortization is provided by the straight-line method as follows:

--------------------------------------------------------------------------------
         Trademarks                                                  10 years
         Patents                                                      7 years
--------------------------------------------------------------------------------

     (e) Inventory:

         Inventory is valued at the lower of cost and net realizable value.

     (f) Research and development costs:

         Research costs are expensed as incurred. Development costs related to specific products or processes that are proven to be technically and economically feasible are capitalized and amortized over the useful life of the product or process.

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)


1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (g) Translation of foreign currencies:

         Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities and revenue and expense items are translated at rates prevailing when they were acquired or incurred. Translation gains and losses are included in income except for unrealized gains and losses on long-term monetary items which are deferred and amortized over their term.

     (h) Income taxes:

         The Company provides for income taxes using the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and the benefit of losses available to be carried forward for tax purposes that are likely to be realized.

         Effectively January 1, 2000 the Company adopted the liability method of accounting for income taxes. The Company had previously used the deferral method to account for income taxes. The accounting change was applied retroactively but without restatement of prior year financial statements and there was no impact on prior periods or the nine month period ended September 30, 2000.

     (i) Stock-based compensation plans:

         The Company has stock-based  compensation plans, which are described in
         Note 4(c). No compensation expense is recognized for these plans when stock or stock options are issued to employees as all options are granted with exercise prices equal to the market price at the date of grant. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

     (j) Comparative figures:

         Certain comparative figures have been reclassified to comply with the current year's presentation.

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)


2.   CAPITAL ASSETS:

------------------------------------------------------------------------------------------------------
                                                                   Accumulated          Net book
     September 30, 2000                                 Cost      depreciation             value
------------------------------------------------------------------------------------------------------
     Proprietary SoundPrint(R)software          $    379,916      $    136,650       $   243,266
     Arrays                                          759,981           609,982           149,999
     Equipment                                       783,263           241,443           541,820
------------------------------------------------------------------------------------------------------
                                                $  1,923,160      $    988,075       $   935,085
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                                   Accumulated          Net book
     December 31, 1999                                  Cost      depreciation             value
------------------------------------------------------------------------------------------------------
     Proprietary SoundPrint(R)software          $    379,916      $     79,684       $   300,232
     Arrays                                          777,199           577,199           200,000
     Equipment                                       724,212           330,721           393,491
------------------------------------------------------------------------------------------------------
                                                $  1,881,327      $    987,604           893,723
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                                   Accumulated          Net book
     December 31, 1998                                  Cost      depreciation             value
------------------------------------------------------------------------------------------------------
     Proprietary SoundPrint(R)software          $    222,656      $     20,410       $   202,246
     Arrays                                          297,419            32,204           265,215
     Equipment                                       250,167            69,580           180,587
------------------------------------------------------------------------------------------------------
                                                $    770,242      $    122,194       $   648,048
------------------------------------------------------------------------------------------------------

3.   BANK LOAN:

     The Company has a demand bank loan authorized to $250,000 bearing interest at bank prime rate plus 2%. Subsequent to December 31, 1999 the Company obtained an increased loan facility for a maximum of $750,000 with interest at bank prime rate plus 1% or U.S. base rate plus 1%.

4.   SHARE CAPITAL:

     (a) Authorized:

         Unlimited number of voting common shares.

         Unlimited number of preferred shares issuable in series.

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)

4.   SHARE CAPITAL (CONTINUED):

     (b) Issued:

---------------------------------------------------------------------------------------------------------------
                                      September 30,            December 31,          December 31,
                                           2000                   1999                   1998
                               ------------------------  ----------------------  -----------------------
                                   Shares       Amount       Shares       Amount     Shares       Amount
---------------------------------------------------------------------------------------------------------------
  Balance, beginning of period   9,904,500  $  5,273,564   9,840,000   $ 5,208,364   9,064,000  $ 3,680,094

  Shares issued on
    private placement              166,667       500,000          --            --      35,000       62,650
  Shares issued on exercise
    of warrants                         --            --          --            --     495,000    1,089,000
  Shares issued on exercise
    of options                      19,500        29,140      64,500        65,200     276,000      428,820
  Shares issued on public
    offering, net of costs       2,000,000     5,438,000          --            --          --           --
  Shares returned to treasury           --            --          --            --     (30,000)     (52,200)
  Shares issued on exercise
    of special warrants            400,000     1,160,834          --            --          --           --
---------------------------------------------------------------------------------------------------------------
                                12,490,667    12,401,538   9,904,500     5,273,564   9,840,000    5,208,364

  Less: Loans receivable                --       384,850          --       114,850          --      114,850

---------------------------------------------------------------------------------------------------------------
  Balance, end of period        12,490,667  $ 12,016,688   9,904,500   $ 5,158,714   9,840,000  $ 5,093,514
---------------------------------------------------------------------------------------------------------------

At September 30, 2000 the Company had loans receivable from employees of the Company relating to the purchase of 155,000 (December 31, 1999 and 1998 - 65,000) common shares for consideration of $384,850 (December 31, 1999 and 1998
- $114,850)). The loans are non-interest bearing, due on demand and secured by the shares issued.

(c) Stock options:

The Company has authorized 1,221,950 common shares for issuance under stock options to directors, officers and employees. The exercise prices range from $1.00 to $3.00 and the options expire on or prior to August 16, 2005.

-------------------------------------------------------------------------------------------------------
                                September 30, 2000         December 31, 1999         December 31, 1998
                              ----------------------    ----------------------    ----------------------
                                            Weighted                  Weighted                  Weighted
                              Number         average     Number        average     Number        average
                                  of        exercise         of       exercise         of       exercise
                              shares           price     shares          price     shares          price
--------------------------------------------------------------------------------------------------------
Stock options outstanding,
  beginning of period        983,950       $   1.36     879,400       $   1.24    1,075,400     $  1.28
Granted                      257,500           2.91     169,050           2.43       80,000        1.69
Exercised                    (19,500)          1.49     (64,500)          1.02     (276,000)       1.56
Cancelled/expired

-------------------------------------------------------------------------------------------------------
                           1,221,950       $   1.69     983,950       $   1.36      879,400     $  1.24
-------------------------------------------------------------------------------------------------------

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)

4.   SHARE CAPITAL (CONTINUED):

     (c) Stock options (continued):

-------------------------------------------------------------------------------------------------------
                       Number       Weighted       Number        Weighted
                  outstanding        average     Weighted     outstanding        average     Weighted
Range of                   at      remaining      average              at      remaining      average
exercise price  September 30,    contractual     exercise    December 31,    contractual     exercise
outstanding              2000           life        price            1999           life        price
-------------------------------------------------------------------------------------------------------
1.00                  500,500      1.3 years     $   1.00         508,000        2 years    $    1.00
1.50 to 2.00          321,450      2.0 years         1.69         333,450      2.9 years         1.68
2.00 to 3.00          400,000      4.3 years         2.79         142,500      4.2 years         2.53

-------------------------------------------------------------------------------------------------------
                    1,221,950                                     983,950
-------------------------------------------------------------------------------------------------------

5.   SPECIAL WARRANTS:

     In June 1999 the Company issued 400,000 special warrants for total proceeds, net of costs, of $1,160,834. The warrants entitle the holders to acquire 400,000 common shares of the Company and 200,000 common share purchase warrants subject to the Company filing a prospectus. Each warrant entitled the holder to purchase one additional common share at a price of $3.50 until the date that is 18 months from the date of issue of the warrant to the holder. On March 7, 2000 the common shares issuable under the special warrants were qualified for trading.

6.   INCOME TAXES:

     The following is a reconciliation of the income tax expense calculated at combined Federal and Provincial rates with the income tax expense in the consolidated statement of operations and deficit:

----------------------------------------------------------------------------------------------------------------
                                                          Nine months
                                                                ended             Year ended December 31,
                                                         September 30,      -----------------------------------
                                                                 2000           1999                   1998
----------------------------------------------------------------------------------------------------------------
     Combined federal and provincial
       income tax rates                                       44.6%                 43.1%                41.9%

     Income taxes (reduction) at combined
       federal and provincial rates                     $   14,588          $ (1,183,741)          $ (192,033)
     Tax effect of non-deductible expenses                  40,000                50,000               25,000
     Unrecognized benefit of losses                             --             1,133,741              167,033
     Benefit of prior years losses                         (54,588)                   --                   --
----------------------------------------------------------------------------------------------------------------
                                                        $       --          $         --           $       --
----------------------------------------------------------------------------------------------------------------

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)


6.   INCOME TAXES (CONTINUED):

     Significant components of the Company's future income tax assets and liabilities as at September 30, 2000 are as follows:

-------------------------------------------------------------------------------------
     Future income tax assets:
         Operating losses carried forward                 $   5,040,439
         Share issue expenses                                   520,450
         Capital assets                                         419,876
-------------------------------------------------------------------------------------
                                                              5,980,765

     Valuation allowance                                     (5,607,864)
-------------------------------------------------------------------------------------
                                                                372,901

     Future income tax liabilities:
         Intangible assets                                     (372,901)

-------------------------------------------------------------------------------------
                                                          $          --
-------------------------------------------------------------------------------------

     At December 31,1999 and September 30, 2000 the Company has losses for income tax purposes and available deductions in excess of related net book values of approximately $4,200,000, the future benefit of which has not been reflected in the financial statements.

7.   COMMITMENTS:

     The Corporation is committed to payments under operating leases for office premises through 2002 in the amount of approximately $92,260. Annual payments are:

--------------------------------------------------------------------------------
     2000                                                    $      17,536
     2001                                                           64,049
     2002                                                           10,675
--------------------------------------------------------------------------------

8.   RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which conform in all material aspects with generally accepted accounting principles in the United States, except for disclosure of interest and other income on the consolidated statement of operations. Under United States generally accepted accounting principles, interest and other income would not be included in the gross margin calculation.

PURE TECHNOLOGIES LTD.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2000 and years ended December 31, 1999 and 1998 Information as at September 30, 2000 and for the nine month period ended September 30, 2000 and 1999 is unaudited

(in Canadian dollars)


9.   SEGMENTED INFORMATION:

     The  Company  provides  monitoring   equipment  and  technical  support  to
     customers through its geographical marketing segments. The system sales and monitoring and technical support revenue is as follows:

----------------------------------------------------------------------------------------------------------------
                                   Nine months ended                             Year ended
                                     September 30,                              December 31,
                           -------------------------------    --------------------------------------------------
                                 2000              1999             1999             1998               1997
----------------------------------------------------------------------------------------------------------------
     North America         $   2,126,136    $      917,186    $   1,276,762     $   1,935,501      $   903,801
     Europe                      222,611            23,277           23,277                --               --
     Africa and other          1,445,491                --               --                --               --

----------------------------------------------------------------------------------------------------------------
     Total                 $   3,794,238    $      940,463    $   1,300,039     $   1,935,501      $     903,801
----------------------------------------------------------------------------------------------------------------